Via Fax ,US Mail and Edgar

January 27, 2010

Mr. Daniel Morris
Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
100 F Street, N.E.
Washington, D.C.  20549-3030

RE:           CONMED Corporation
Form 10-K for the fiscal year ended December 31, 2008
                  Filed February 24, 2009
File No. 000-16093

Dear Mr. Morris:

We are in receipt of your letter dated January 14, 2010 regarding your review and comments on CONMED Corporation’s filings.  Our response follows your comments below.

Form 10-K for the fiscal year ended December 31, 2008

Item 11. Executive Compensation, page 56

Compensation Discussion and Analysis, page 16 of Definitive Proxy Statement on Schedule 14A

Comment 1 – First Point

We note your response to our prior comment 4 from our letter dated December 23, 2009.  Please provide to us in your response a discussion and analysis of how the Compensation Committee made its determination regarding the size of the SAR and RSU grants for each named executive officer for the fiscal year ended December 31, 2008.

Response:

The objective of the Company’s compensation program is to provide a balance between incentivizing short and long-term performance, and to attract, motivate and retain executives. Equity compensation, in the form of stock appreciation rights (SARs) and restricted stock units (RSUs), is

Mr. Daniel Morris
United States Securities and Exchange Commission

awarded to align the interests of named executive officers (NEOs) with those of shareholders, encourage long-term retention, and provide a counter-balance to the incentives offered by the non-equity incentive plans which generally reward the achievement of comparatively short-term performance goals. Historically, the Compensation Committee of the Board of Directors has taken a two-tiered approach to equity compensation grants to NEOs whereby the Chief Executive Officer receives one level of annual grant of equity compensation and the remaining NEOs receive equal grants which are at a lower level than the CEO grant.  This approach represents the Compensation Committee’s belief that equity compensation should reflect a larger percentage of the CEO’s overall compensation so that the CEO has greater incentive to focus on long-term growth and strategic positioning, as well as regulatory and ethics compliance.   The Compensation Committee determines the amount of equity compensation for each NEO other than the CEO, based in part, on recommendations from the CEO in the April-May time frame, with all actual grants made at the Annual Shareholder Meeting to be effective on June 1st or the closest business day to this date for ease of administration. While there is no fixed formula for equity compensation grants, the Compensation Committee seeks to establish an appropriate balance between cash and non-cash compensation, short and long term incentives,  at-risk compensation and the form of equity compensation.  The Compensation Committee generally prefers consistent annual RSU and SAR grants to the NEOs but will alter such amounts to rebalance or alter the components of compensation to the extent it is deemed  necessary.

The June 1, 2008 equity grants to CEO and remaining NEOs were 25,000 RSUs and 62,500 SARs, and 4,000 RSUs and 10,000 SARs, respectively.  These amounts were consistent with prior year grants and resulted in the following compensation balance which the Compensation Committee considered appropriate.

	Percentage Cash Compensation to Total Compensation (Salary and target bonus is cash compensation. Equity compensation is added to cash compensation for total)	Allocation of Equity Compensation Value between SARs and RSUs
CEO	39%	Approximately 50% each
Other NEOs	60% to 62%	Approximately 50% each

Mr. Daniel Morris
United States Securities and Exchange Commission

Comment 1 – Second Point

In addition, please provide further clarification regarding your decision to make a grant to Mr. Johnson outside the normal process for annual awards.  For example, please tell us whether grants related to promotions are typically made outside of the annual awards process.

Response:

For NEOs, the process for the awarding of annual grants of equity compensation generally coincides with annual salary increases reviewed in the April-May time frame with all actual grants made on June 1st or the closest business day to this date for ease of administration.  In the case of promotions, such as Mr. Johnson promotion in 2008, equity grants related to the promotion are made outside of the annual award process.  Such promotions are infrequent as, other than grants associated with CEO employment contract execution, Mr. Johnson was the only other NEO to receive a grant outside of the normal annual process in at least the last four years.

The February 25, 2008 equity grant to Mr. Johnson (related to his promotion) was approved by the Compensation Committee based on a recommendation made by the CEO.  The grant amount was determined based on a desire to reward Mr. Johnson for his promotion and increase his incentive for long-term performance which was substantially less than the remaining NEOs due to the limited number of his prior equity grants.

In connection with this response, CONMED Corporation acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Daniel Morris
United States Securities and Exchange Commission

Thank you for your consideration.  Please feel free to contact me at (315)624-3202 (email: luke_pomilio@mail.conmed.com) or Robert D. Shallish, Jr. at (315)624-3206 (email:  robert_shallish@mail.conmed.com) should you have any questions or comments relative to this response or any other matter.

Best regards,

/s/ Luke A. Pomilio

Luke A. Pomilio
Vice President, Corporate Controller

cc:           Robert D. Shallish, Jr., Vice President-Finance and CFO
Daniel Jonas, Esq., General Counsel & Vice President-Legal Affairs
Terry Berge, Treasurer and Assistant Corporate Controller
Jeanne Bennett,  SEC Staff Accountant
Kristin Lochhead, SEC Review Accountant